Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER's DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 9, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549
Attn: Melissa Raminpour

Re:	Nordic American Offshore Ltd.
Form 20-F for the Year Ended December 31, 2015
Filed March 23, 2016
File No. 001-136484

Dear Ms. Raminpour,

On behalf of Nordic American Offshore Ltd. (the "Company"), we submit this response to your letter dated January 5, 2017 (the "Fourth Comment Letter") in which the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") provided additional comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015 and the Company's Report on Form 6-K for the nine months ended September 30, 2016.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Fourth Comment Letter.  Each response is prefaced by the text of the Staff's corresponding comment in bold text.

Item 5. Operating and Financial review and Prospects

Critical Accounting Policies

Impairment of Long-Lived Assets, page 31

1.	We note your response to prior comment 1 and in order to be able to properly evaluate your analysis and response, please provide us with the following additional information:

a.	Actual rates achieved by NAO for 2016.

As of September 30, 2016, the Company had achieved $9,105 on average per day for vessels in commercial operation for the contracted days to date in 2016. The preliminary figure for the full year ended December 31, 2016 is $8,500 per contracted day.

b.	Contract terms, by vessel, for your eight vessels, and if any are in negotiation, please describe the status of the negotiations and the potential terms.

All of the Company's vessels are currently operating in the spot market, and none of the contracts exceeds a duration of 14 days. The Company is not currently negotiating any long term contracts.

c.
Please describe all expenses included in your impairment analysis (i.e., dry-docking, maintenance), whether any expenses are excluded and the reasons why, and tell us how expense assumptions are adjusted for later years to account for increases in repairs, inflation or any other reason.

The Company's impairment analysis includes operating expenses, drydocking of the vessels and scheduled maintenance work (overhaul of the engines). Operating expenses are based on actuals with an increase of approximately 1% per year until the year of expected vessel retirement. The cost of drydocking and maintenance is based on the expected cost at relevant intervals when we expect such work is to be required without any further adjustments. Neither expenses nor freight income has been adjusted in later years to account for inflation. Since the Company's impairment analysis shows larger freight income than expenses, not adjusting for inflation results in a more conservative estimate of the net voyage revenue, as adjusting for inflation would increase freight income more than it would increase expenses.

d.	Please tell us what utilization rates you use beyond the first two years of the analysis.

The Company uses a utilization rate of approximately 90% beyond the first two years of its analysis.

e.	Please clarify the reason the company uses achieved rates from time to time versus 3 year market rates for the short term for budgeting purposes.

The Company uses achieved rates for budgeting purposes as these are presumed to be a better indicator of future expected rates for vessels owned and operated by the Company. For impairment testing purposes, however, the Company uses the lower of rates achieved by the Company or historical market average rates, which currently means that market rates are used for the Company's impairment analysis.

f.
Please tell us whether you have performed an impairment analysis subsequent to September 30, 2016 and provide us with the conclusion and any assumptions that are different from what you have provided in previous responses.

The Company has not yet performed an impairment analysis subsequent to September 30, 2016, but will perform such an analysis in connection with the filing of its report on Form 6-K for the fourth quarter of 2016 and its annual report on Form 20-F for the fiscal year ended December 31, 2016.

2.
We note your response to prior comment 2 and refer you to Questions 102.07 and 102.10 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-Financial Measures, issued on May 17, 2016. Specifically, free cash flow is typically a liquidity measure, which we would expect to be reconciled to cash flow from operating activities rather than net loss, which you use in your reconciliation in your disclosure in the November 15, 2016 Form 6-K. If you utilize this non-GAAP measure, please consider renaming the non-GAAP measure to more appropriately portray it as a performance measure. Please provide us with an example of the measure and the surrounding disclosure to be included in future filings. We may have further comment upon reviewing your response.

The Company advises the Staff that in future filings with the Commission it will revise the title of the non-GAAP measure "Operating Cash Flow" to "Adjusted EBITDA" which will be presented as follows:

Reconciliation of Non-GAAP Financial Measures Amounts in USD '000	Three Months Ended			Nine Months Ended
	Sep. 30, 2016 (unaudited)	Jun. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited	Sep. 30, 2016 (unaudited)	Sep. 30, 2015 (unaudited)
Net Operating Loss	(7,675)	(6,498)	(2,364)	(20,024)	(4,530)
Depreciation Costs	4,264	4,010	3,358	11,915	10,630
Adjusted EBITDA(1)	(3,410)	(2,488)	994	(8,109)	6,100
(1)   Adjusted EBITDA represents income (loss) from vessel operations before depreciation and non-cash administrative charges. Adjusted EBITDA is included because certain investors use this data to measure a shipping company's financial performance. Adjusted EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

*****

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Effie Simpson
Division of Corporation Finance Securities and Exchange Commission Herbjørn Hansson Chairman Nordic American Offshore Ltd.